TSX, NYSE: AKG

ASANKO GOLD EXPANDS NEAR MINE EXPLORATION PROGRAM AS DYNAMITE HILL CONTINUES TO DELIVER RESULTS

Highlights:

•

Completion of 6,700m infill drilling program at Dynamite Hill, a near surface mineralized trend located approximately 7 km from planned Phase 1 milling facility at the Asanko Gold Mine.

•

Positive results continue to be observed and confirm continuity of gold mineralisation, including; 21m @ 2.14g/t, 50m @ 1.23g/t, 25m @ 3.37g/t, 30m @ 2.53g/t, and 46m @ 3.02g/t.

•

Resource modelling, definitive mine planning, geotechnical, hydrogeological, and permitting related studies to be completed by Q4 2014 in anticipation of mining Dynamite Hill in 2016 during the start-up of Phase 1 of the Asanko Gold Mine.

•

An additional 10,000m drill program is planned for H2 2014 to test similar high priority, near mine targets.

Vancouver, British Columbia, July 8, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce highly encouraging results from its 2014 infill drilling program at Dynamite Hill which confirms the continuity of the gold mineralisation. Dynamite Hill is located approximately 7 km to the north-east of the planned processing facility for Phase 1 of its flagship project, the Asanko Gold Mine (“AGM” or the “Project”) in Ghana, West Africa. Phase 1 of the AGM envisages the start of construction in Q3 2014 at the recently acquired Obotan project in Ghana. First gold production is anticipated in Q1 2016.

Geological and structural models are now being constructed for Dynamite Hill, which will provide the basis for a maiden mineral resource estimate (“MRE”). Geotechnical, hydrogeological, and permitting related studies are on-going and, together with the MRE, will be incorporated into the Definitive Project Plan, to be completed by Q4 2014. It is anticipated that Dynamite Hill will be mined to supplement ore feed from the main Phase 1 pit at Nkran during the start-up of operations in 2016 and early years of production at the AGM.

Dynamite Hill lies within the north east extension of the Nkran Shear Corridor which hosts several other deposits, including the Nkran deposit. The infill drilling program was initiated in April 2014, as a follow up to two successful phases of exploration drilling in 2013, and was aimed at further delineating the ore body and generation of a maiden MRE.

An additional 2,094m of core and 4,611m of RC were drilled during from April through June for a total of 6,705m in 42 drill holes in the 2014 infill program. Assay results received from the first 32 of 42 drill holes continue to demonstrate the consistency of mineralisation within the ore body. Significant intercepts received to date from the latest round of drilling include the following:

Hole	Intercept	From Depth
DYRC-14-091	21.0 m @ 2.14 g/t	33.0
DYRC-14-095	50.0 m @ 1.23 g/t	70.0
DYRC-14-101	25.0m @ 3.37 g/t	81.0
DYRC-14-102	30.0m @ 2.53 g/t	105.0
DYRC-14-119	46.0m @ 3.02 g/t	7.0

Additional Near Mine Exploration

Asanko has one of the largest concession packages in Ghana with over 650km2 of semi-contiguous concessions spanning 80km of the Asankrangwa Gold Belt. The belt is underexplored, and only limited work has been undertaken with a holistic view of the regional prospectivity.

In addition to Dynamite Hill, the Company has identified several near mine targets which will be the focus of drilling programs in H2 2014 with the aim of discovering additional near surface oxide deposits that can provide additional feed to Phase 1 of the AGM. These targets range from untested geochemistry anomalies to extensions of existing deposits within the various parallel structural corridors that make up the Asankrangwa gold belt. These drilling programs will commence in Q3 2014 and are expected to be completed by the end of the year.

Detailed Dynamite Hill Drilling Results

Since the last announcement, dated May 5, 2014, an additional 6,705m of drilling was completed in 42 holes. These infill results continue to demonstrate the continuity of mineralisation and confirm the potential of the Dynamite Hill discovery. The proximity of Dynamite Hill to the other AGM deposits and planned infrastructure of Phase 1 of the AGM can be seen in Figure 1 below. Dynamite Hill drill hole locations and selected incepts can be seen in the attached Figure 2, as well as in cross-section in Figures 3 through 5.  A complete description of the drill hole locations and intersections are provided for drill holes for which assays have been received from this program in the attached Table 1.  All figures and tables are also available on the Company’s website at www.asanko.com.

Qualified Persons and QA/QC

Benjamin Gelber, P. Geo. is the Qualified Person with respect to NI 43-101 at the Asanko Gold Mine project. RC samples were taken at one-meter intervals under dry drilling conditions by in house qualified geologists utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all core is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by one of ALS Chemex Labs in Kumasi, Ghana, SGS Labs in Tarkwa, Ghana, or Performance Laboratories in Bibiani, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. A minimum of a 0.5 g/t cut off at beginning and end of the intercept and allowing for no more than three consecutive samples (three meters) of less than 0.5 g/t Au are included. Holes are drilled perpendicular to mineralisation and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The intercepts reported in this release were only those with grade-widths above a value of 20 (g/t gold multiplied by metres of intercept).

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Figure 1 Dynamite Hill Location Map

Figure 2 – Drill Hole Locations and Selected Intercepts

Figure 3 – Section Line 425m with Select Drill Intercepts

North-West
South-East
46m@3.02 g/t Au
incl 1m@44.4 g/t Au
and incl 1m@25.6 g/t Au
and incl 4m@8.61 g/t Au
DYRC14-119
DYRC14-110
DYRC14-112
DYRC14-111
300 RL
Base of complete oxidation
15m@1.18 g/t Au
and 18m@1.59 g/t Au
8m@1.42 g/t Au
Top of fresh rock
111m
8m@2.78 g/t Au
15m@1.45 g/t Au
112m
8m@2.78 g/t Au
200 RL
200 RL
150m
34m@1.38 g/t Au
166m
40 metres
DYRC14-117
2014 drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Phyllite
Greywacke
200m
Drill hole with >0.5 g/t Au mineralised intercept
Section Line 425m
OBO_00010C - S450m

Figure 4 – Section Line 525m with Select Drill Intercepts

North-West
South-East
DYRC13-071
DYRC14-102
DYRC14-101
DYRC14-100
DYRC14-099
6m@1.18 g/t Au
and 7m@2.31 g/t Au
300 RL
300 RL
15m@3.09 g/t Au
incl 2m@12.75 g/t Au
25m@3.37 g/t Au
incl 1m@23.6 g/t Au
and incl 9m@4.91 g/t Au
110m
126m
Base of complete oxidation
30m@2.53 g/t Au
incl 13m@4.44 g/t Au
150m
Top of fresh rock
3m@1.06 g/t Au
172m
200 RL
200 RL
DYRC14-107
40 metres
200m
8m@2.69 g/t Au
and 31m@1.10 g/t Au
228m
2014 drilling result
Previous drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Phyllite
Greywacke
Drill hole with >0.5 g/t Au mineralised intercept
Section Line 525m
OBO_00010C - S525m

Figure 5 – Section Line 575m with Select Drill Intercepts

North-West
South-East
DYRC14-096
DYRC14-095
DYRC14-094
DYRC14-093
DYRC14-097
DYRCD13-001
10m@3.53 g/t Au
and 12m@2.16 g/t Au
9m@0.63 g/t Au
and 19m@2.63 g/t Au
50m@1.23 g/t Au
36m@1.24 g/t Au
44m@1.27 g/t Au
42m@0.63 g/t Au
and 6.9m@1.46 g/t Au
Base of complete oxidation
Top of fresh rock
300 RL
300 RL
200 RL
200 RL
115m
120m
135m
186m
200m
249.3m
40 metres
2014 drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Phyllite
Greywacke
Drill hole with >0.5 g/t Au mineralised intercept
Section Line 575m
OBO_00010C - S575m

Table 1

HOLEID	EAST	NORTH	RL	FROM	TO	Thickness	Au_FINAL	GradexWidth	Intercept
DYDD14-004									assays pending
DYDD14-005									assays pending
DYDD14-006									assays pending
DYDD14-007									assays pending
DYDD14-008									assays pending
DYDD14-009									assays pending
DYDD14-010									assays pending
DYDD14-011									assays pending
DYDD14-012									assays pending
DYRC14-088	616579.15	707079.47	273.06	63	64	1	0.8	0.8	1m @ 0.8 g/t Au
including	616582.10	707077.55	268.83	68	70	2	0.525	1.05	2m @ 0.53 g/t Au
including	616587.23	707074.26	261.54	78	79	1	2	2	1m @ 2 g/t Au
DYRC14-089	616570.31	707075.15	222.75	127	130	3	2.72667	8.18	3m @ 2.73 g/t Au
DYRC14-090	616562.63	707061.46	255.17	94	97	3	0.56	1.68	3m @ 0.56 g/t Au
including	616570.04	707055.80	243.43	109	112	3	0.56333	1.69	3m @ 0.56 g/t Au
DYRC14-091	**616573.99**	**707042.78**	**299.46**	**33**	**54**	**21**	**2.14333**	**45.01**	**21m @ 2.14 g/t Au**
including	616583.67	707034.98	284.44	60	66	6	1.05333	6.32	6m @ 1.05 g/t Au
DYRC14-092	616551.00	707070.57	201.55	163	167	4	5.6875	22.75	4m @ 5.69 g/t Au
including	616561.65	707059.77	184.94	187	188	1	0.99	0.99	1m @ 0.99 g/t Au
DYRC14-093	616544.43	706999.47	315.70	29	39	10	3.527	35.27	10m @ 3.53 g/t Au
including	616554.49	706991.50	300.37	48	60	12	2.1625	25.95	12m @ 2.16 g/t Au
including	616568.37	706980.09	278.24	82	83	1	0.51	0.51	1m @ 0.51 g/t Au
DYRC14-094	616521.42	707018.24	320.23	27	28	1	0.52	0.52	1m @ 0.52 g/t Au
including	616524.14	707016.02	316.00	32	34	2	2.32	4.64	2m @ 2.32 g/t Au
including	616531.24	707010.14	304.81	43	52	9	4.86222	43.76	9m @ 4.86 g/t Au
including	616540.81	707002.16	289.17	58	77	19	2.63474	50.06	19m @ 2.63 g/t Au
DYRC14-095	616521.56	707023.24	292.98	61	62	1	1.21	1.21	1m @ 1.21 g/t Au
including	**616538.37**	**707012.49**	**266.07**	**70**	**120**	**50**	**1.2344**	**61.72**	**50m @ 1.23 g/t Au**
DYRC14-096	616501.91	707035.82	288.12	63	66	3	0.6	1.8	3m @ 0.6 g/t Au
including	616513.70	707026.87	270.52	87	88	1	0.88	0.88	1m @ 0.88 g/t Au
including	616532.97	707011.28	242.38	107	143	36	1.24139	44.69	36m @ 1.24 g/t Au
DYRC14-097	616509.45	707027.79	236.19	126	127	1	3.72	3.72	1m @ 3.72 g/t Au
including	616521.41	707014.82	215.10	132	176	44	1.26727	55.76	44m @ 1.27 g/t Au
DYRC14-098	616505.32	707026.82	215.10	155	157	2	1.155	2.31	2m @ 1.16 g/t Au
including	616515.83	707014.86	198.50	163	195	32	0.91625	29.32	32m @ 0.92 g/t Au
DYRC14-099	616518.74	706959.12	314.48	41	47	6	1.17667	7.06	6m @ 1.18 g/t Au
including	616524.59	706955.00	305.47	52	59	7	2.31286	16.19	7m @ 2.31 g/t Au
DYRC14-100	616506.85	706967.47	295.04	67	69	2	0.825	1.65	2m @ 0.83 g/t Au
including	616515.01	706961.64	281.94	77	92	15	3.086	46.29	15m @ 3.09 g/t Au
DYRC14-101	616480.64	706990.72	310.00	45	47	2	0.795	1.59	2m @ 0.8 g/t Au
including	**616505.43**	**706974.21**	**273.01**	**81**	**106**	**25**	**3.3688**	**84.22**	**25m @ 3.37 g/t Au**
including	616514.98	706967.49	259.98	110	112	2	2.22	4.44	2m @ 2.22 g/t Au
DYRC14-102	**616502.91**	**706984.35**	**245.48**	**105**	**135**	**30**	**2.53233**	**75.97**	**30m @ 2.53 g/t Au**
DYRC14-103	616487.43	706923.63	312.74	27	52	25	1.4928	37.32	25m @ 1.49 g/t Au
including	616496.55	706917.84	298.34	57	58	1	0.71	0.71	1m @ 0.71 g/t Au
DYRC14-104	616473.73	706933.86	300.44	51	52	1	0.99	0.99	1m @ 0.99 g/t Au
including	616478.04	706930.63	293.23	57	64	7	1.25286	8.77	7m @ 1.25 g/t Au
including	616483.52	706926.49	284.01	71	73	2	5.345	10.69	2m @ 5.35 g/t Au
DYRC14-105	616438.18	706967.21	334.71	5	6	1	0.58	0.58	1m @ 0.58 g/t Au
including	616479.78	706937.74	269.87	79	97	18	2.58	46.44	18m @ 2.58 g/t Au
including	616491.20	706928.86	251.34	111	112	1	1.07	1.07	1m @ 1.07 g/t Au
DYRC14-106	616450.75	706964.79	252.18	87	89	2	0.6	1.2	2m @ 0.6 g/t Au
including	616463.28	706957.86	233.55	111	112	1	1.13	1.13	1m @ 1.13 g/t Au
including	616470.33	706953.41	222.93	118	132	14	1.03071	14.43	14m @ 1.03 g/t Au
including	616476.23	706949.33	213.94	136	137	1	1.74	1.74	1m @ 1.74 g/t Au
including	616488.50	706939.83	194.98	160	162	2	1.45	2.9	2m @ 1.45 g/t Au

Table 1 (continued)

HOLEID	EAST	NORTH	RL	FROM	TO	Thickness	Au_FINAL	GradexWidth	Intercept
DYRC14-107	616488.80	706993.76	213.90	145	148	3	1.05667	3.17	3m @ 1.06 g/t Au
including	616499.64	706984.64	198.41	167	168	1	1.14	1.14	1m @ 1.14 g/t Au
including	616509.86	706975.10	184.11	187	188	1	0.65	0.65	1m @ 0.65 g/t Au
including	616513.89	706971.10	178.47	195	196	1	0.57	0.57	1m @ 0.57 g/t Au
DYRC14-108	616400.09	706859.62	271.31	46	47	1	0.85	0.85	1m @ 0.85 g/t Au
including	616410.41	706852.39	255.14	64	70	6	2.17833	13.07	6m @ 2.18 g/t Au
DYRC14-110	616401.14	706935.80	235.23	80	81	1	0.62	0.62	1m @ 0.62 g/t Au
including	616406.01	706931.74	227.50	87	94	7	0.82714	5.79	7m @ 0.83 g/t Au
including	616427.95	706912.00	192.88	119	153	34	1.37603	46.79	34m @ 1.38 g/t Au
DYRC14-111	616427.93	706904.35	242.89	65	80	15	1.18267	17.74	15m @ 1.18 g/t Au
including	616438.95	706895.81	226.53	85	103	18	1.58611	28.55	18m @ 1.59 g/t Au
DYRC14-112	616416.70	706915.79	234.93	79	87	8	1.4225	11.38	8m @ 1.42 g/t Au
including	616428.71	706906.15	218.52	98	113	15	1.44733	21.71	15m @ 1.45 g/t Au
including	616438.17	706898.30	206.06	119	127	8	2.775	22.2	8m @ 2.78 g/t Au
DYRC14-113	616389.06	706848.90	244.66	72	74	2	3.86	7.72	2m @ 3.86 g/t Au
including	616393.90	706845.26	238.00	80	84	4	2.46	9.84	4m @ 2.46 g/t Au
DYRC14-114	616399.94	706863.66	245.33	67	70	3	5.80333	17.41	3m @ 5.8 g/t Au
including	616405.52	706859.31	237.57	77	81	4	1.235	4.94	4m @ 1.24 g/t Au
DYRC14-115	616341.62	706904.80	281.68	0	1	1	0.72	0.72	1m @ 0.72 g/t Au
including	616345.63	706902.12	275.94	7	9	2	0.84	1.68	2m @ 0.84 g/t Au
including	616367.50	706887.57	244.46	45	53	8	1.04625	8.37	8m @ 1.05 g/t Au
including	616379.44	706879.28	227.95	57	85	28	1.34	37.52	28m @ 1.34 g/t Au
including	616396.88	706865.49	205.67	102	103	1	0.57	0.57	1m @ 0.57 g/t Au
DYRC14-118	616416.12	706890.36	252.79	58	59	1	0.96	0.96	1m @ 0.96 g/t Au
including	616425.68	706882.96	236.86	66	91	25	0.8796	21.99	25m @ 0.88 g/t Au
DYRC14-119	**616446.32**	**706894.96**	**294.76**	**7**	**53**	**46**	**3.02065**	**138.95**	**46m @ 3.02 g/t Au**

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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